2002

Notice of Annual and Special Meeting

and Management Proxy Circular

Cameco Corporation

Cameco Corporation
Management Proxy Circular
Table of Contents

Invitation to Shareholders	1

Notice of Annual and Special Meeting of Shareholders	2

Management Proxy Circular	3

Voting Rights and Solicitations of Proxies	3
Solicitation of Proxies	3
Appointment and Revocation of Proxies	3
Voting of Proxies	4
Voting Shares and Principal Holders of Shares	4
Restrictions on Share Ownership and Voting	4
Non-Registered Shareholders	5
Class B Shareholder	6

Business of the Meeting	6
Financial Statements	6
Election of Directors	6
Appointment of Auditors	8
Shareholder Proposals	9
Special Business — Amendment of Cameco’s Articles	9

Summary of Executive Compensation and Other Related Items	10
Summary Compensation Table	11
Cameco Share Savings Plan and Stock Option Plan	12
Pension Plans	15
Employment Contracts	16
Remuneration of Directors	16
Composition of the Compensation and Human Resources Committee	17
Report on Executive Compensation	17
Indebtedness of Directors, Executive Officers and Senior Officers under Securities Purchase Programs	20
Corporate Governance	20

Additional Items	22
Directors’ and Officers’ Liability Insurance	22
Delivery of Additional Information	22
Board Approval	22

Schedule A	Interpretation	23
Schedule B	Statement of Corporate Governance Practices	25
Schedule C	Shareholder Proposal	32
Schedule D	Text of Special Resolution approving amendment to Cameco’s Articles to remove chair’s Saskatchewan residency requirement	35
Schedule E	Text of Special Resolution approving amendment to Cameco’s Articles to permit Cameco’s board to appoint additional directors subject to certain limitations	37

April 16, 2003

Dear Shareholder,

It is my pleasure to invite you to attend the annual and special meeting of Cameco’s shareholders to be held at 1:30 p.m. Thursday, May 8, 2003 at Cameco Corporation, 2121 – 11th Street West, in Saskatoon, Saskatchewan. It is an opportunity for the directors and management of Cameco to meet with you, our shareholders. At the meeting, we will report to you on Cameco’s performance in 2002 and our plans for the future. If you plan to attend, please contact Cheryl Snell at (306) 956-6319 by May 2, 2003.

Included in this package are Cameco’s 2002 annual report, notice of meeting, management proxy circular and a form of proxy. These materials describe the business to be dealt with at the meeting and provide you with additional information about Cameco and its directors and executive officers. Please exercise your rights as a shareholder either by attending the meeting in person or by completing the enclosed form of proxy and returning it, as soon as possible, in the envelope provided.

On behalf of the employees of Cameco, I thank you for your interest and confidence in our company and I urge you to exercise your vote.

Sincerely,

“Gerald W. Grandey”

Gerald W. Grandey
President & Chief Executive Officer

RSVP to (306) 956-6319 by May 2, 2003

2121 – 11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3

MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Dear Shareholder:

The annual and special meeting of the shareholders of Cameco Corporation will be held on Thursday, May 8, 2003 at 1:30 p.m. CST at Cameco Corporation, 2121 – 11th Street West, Saskatoon, Saskatchewan, Canada, in order to:

1.	receive the 2002 audited financial statements;

2.	elect directors;

3.	appoint auditors;

4.	consider the shareholder proposal set out in schedule C in the accompanying management proxy circular (circular);

5.	consider, and if thought fit, to pass the special resolution, with or without amendment, in the form of schedule D in the accompanying circular, authorizing an amendment to Cameco’s articles of amalgamation (articles) to remove the requirement that Cameco’s chair of the board be ordinarily resident in Saskatchewan; and

6.	consider, and if thought fit, to pass the special resolution, with or without amendment, in the form of schedule E in the accompanying circular, authorizing an amendment to Cameco’s articles to permit the board of directors to appoint one or more directors between meeting of shareholders, as permitted by the Canada Business Corporations Act, subject to certain limitations.

The board of directors of Cameco has fixed April 4, 2003 as the record date to determine which shareholders are entitled to receive notice of and to vote at the annual and special meeting.

A proxy, circular and a copy of the 2002 annual report, including the audited financial statements of the corporation for the year ended December 31, 2002 and related management discussion and analysis, accompany this notice of annual and special meeting. You should refer to the circular for details of the matters to be considered at the annual and special meeting.

If you are unable to attend, please exercise your right to vote by completing and returning the accompanying form of proxy in the enclosed postage prepaid envelope as soon as possible. To be effective, properly completed proxies must be deposited with Cameco’s transfer agent and registrar, CIBC Mellon Trust Company, 200 Queen’s Quay East, Unit 6, Toronto, Ontario, M5A 4K9, no later than 4:30 p.m. CST, May 7, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

“Gary M.S. Chad”

Gary M.S. Chad
Senior Vice-President,
Law, Regulatory Affairs
and Corporate Secretary

Saskatoon, Saskatchewan
April 16, 2003

MANAGEMENT PROXY CIRCULAR

VOTING RIGHTS AND SOLICITATION OF PROXIES

Solicitation of Proxies

     This management proxy circular (circular) is furnished in connection with the solicitation of proxies by the management of Cameco Corporation (Cameco or corporation), for use at the annual and special meeting (meeting) of the shareholders of the corporation (shareholders). The notice of meeting accompanying this circular sets out the time, place and purpose of the meeting. The cost of solicitation will be borne by the corporation. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone. In addition, the corporation will retain Georgeson Shareholder Communications Canada, 66 Wellington Street West, TD Tower, Suite 5210, Toronto Dominion Centre, P.O. Box 240, Toronto, Ontario, M5K 1J3 to aid in the solicitation of proxies from individual and institutional holders at a fee of approximately $18,000. The record date to determine shareholders entitled to receive notice and vote at the annual and special meeting is April 4, 2003. It is anticipated that this circular and the accompanying notice of the meeting and proxy will first be sent or given to shareholders on or about April 16, 2003.

     Unless otherwise indicated, the information in this circular is given at March 1, 2003. All dollar references in this circular are to Canadian dollars, unless otherwise indicated.

Appointment and Revocation of Proxies

     Shareholders who are unable to attend the meeting and vote in person may still vote by appointing a proxy.

     The persons named in the accompanying form of proxy are Gerald W. Grandey, president and chief executive officer, and Gary M.S. Chad, senior vice-president, law, regulatory affairs and corporate secretary of the corporation. A shareholder who wishes to appoint another person (who need not be a shareholder) to represent the shareholder at the meeting may either insert the person’s name in the blank space provided in the form of proxy or complete another proper form of proxy. In either case, the completed proxy must be deposited at the office of the transfer agent and registrar of the corporation, CIBC Mellon Trust, 200 Queen’s Quay, Unit 6, Toronto, Ontario, M5A 4K9, no later than 4:30 p.m. CST on May 7, 2003.

     A shareholder has the right to revoke a proxy that has been submitted. To revoke a proxy, the shareholder may deliver a written notice to the registered office of the corporation, 2121–11th Street West, Saskatoon, Saskatchewan, S7M 1J3, at any time up to and including the last business day before the meeting or any adjournment of the meeting. The proxy may also be revoked on the day of the meeting or any adjournment of the meeting by delivering written notice to the chair of the meeting. In addition, the proxy may be revoked by any other method permitted by law. The written notice of revocation may be executed by the shareholder or by an attorney who has the shareholder’s written authorization. If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

     If your shares are held in the name of a nominee, please see the instructions under the heading of Non-Registered Shareholders.

Voting of Proxies

     The shares represented by any properly executed proxy in the accompanying form will be voted or withheld from voting, in accordance with the instructions of a shareholder as indicated on the proxy, on any ballot that may be called for. If the shareholder has specified a choice in the proxy with respect of an item to be acted upon, the shares will be voted accordingly. In the absence of a shareholder’s instructions, shares represented by proxies received by management will be voted:

•	FOR the election as directors of the proposed nominees whose names are set forth in the following pages,

•	FOR the reappointment of KPMG LLP as auditors,

•	AGAINST the shareholder proposal set out in schedule C to this circular,

•	FOR the special resolution in the form of schedule D attached to this circular, authorizing an amendment to Cameco’s articles of amalgamation (articles) to remove the requirement that Cameco’s chair of the board be ordinarily resident in Saskatchewan, and

•	FOR the special resolution in the form of schedule E attached to this circular, authorizing an amendment to Cameco’s articles to permit the board of directors to appoint one or more directors between meeting of shareholders, as permitted by the Canada Business Corporation Act (CBCA), subject to certain limitations, all as more specifically described under the relevant sections of this circular.

     The accompanying form of proxy confers discretionary authority on the persons named in it with respect to amendments to the matters identified in the notice of the meeting or other matters that may properly come before the meeting. At the date of this circular, management of Cameco is not aware of any such amendments or other matters which are to be presented for action at the meeting. If, however, other matters properly come before the meeting, the persons named in the accompanying proxy will vote on them in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such matters.

Voting Shares and Principal Holders of Shares

     As of March 1, 2003, there were 56,000,773 shares outstanding, each share carrying, subject to the limitations described in Restrictions on Share Ownership and Voting, the right to one vote per share. The directors have fixed the close of business on April 4, 2003 as the record date for the meeting. Only shareholders who are on record at the close of business on that date are entitled to receive notice and to attend and to vote at the meeting. As at January 31, 2003, Jarislowsky Fraser Limited had discretionary authority for its clients over 8,237,766 shares or approximately 14.72% of the shares of the corporation.

Restrictions on Share Ownership and Voting

     The Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act), imposes constraints on the issue, transfer and ownership, including joint ownership, of Cameco shares so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of Cameco shares. Relevant definitions from the ENL Reorganization Act are set out in schedule A to this circular. The following is a summary of the constraints currently contained in the articles:

Individual Ownership Restriction

     No resident alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only, shares to which are attached more than 25% of the votes that may ordinarily be cast to elect directors of Cameco.

Individual Non-Resident Ownership Restriction

     No non-resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only, shares to which are attached more than 15% of the votes that may ordinarily be cast to elect directors of Cameco.

Non-Resident Voting Restriction

     The votes attaching to shares held, beneficially owned or controlled, directly or indirectly by all non-residents together, and cast at any meeting of shareholders, will be counted or prorated so as to limit the counting of those votes to not more than 25% of the total number of votes cast by shareholders at that meeting.

Enforcement of Restrictions on Share Ownership

     To give effect to such constraints, the articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents of Canada and non-residents of Canada described above, including provisions for suspension of voting rights, forfeiture of dividends, prohibitions against the issue and transfer of shares and suspension of all remaining shareholders’ rights.

     The provisions of the ENL Reorganization Act allow the board to require the holders or other subscribers for shares and certain other persons to furnish declarations as to residence, ownership of shares and certain other matters relative to the enforcement of the restrictions. Cameco is precluded from issuing or registering a transfer of any shares where contravention of the resident or non-resident ownership restrictions would result. Cameco requires that, prior to each transfer of shares, other than a transfer to a depository, the transferee give a declaration providing information relating to compliance with these ownership restrictions.

     The board is entitled to determine whether contraventions of the ENL Reorganization Act or the articles have occurred. The board may make such determination whether or not it, or Cameco’s transfer agent and registrar, has received such declarations, if the board has reason to believe that contravention of the ownership restrictions has occurred.

     If the board determines that shares are held by a shareholder in contravention of the ownership restrictions, Cameco has the power to suspend all rights of the shareholder in respect of all shares held, other than the right to transfer them, not earlier than 30 days after first sending notice to the shareholder, unless the shares so held have been disposed of by the shareholder and Cameco has been so advised.

Shareholder Residency Declaration

     Shareholders who either complete and deliver a proxy or attend at the meeting in person will be required to sign a declaration of residency to enable the corporation to comply with the restrictions on share ownership and voting by residents of Canada and non-residents of Canada described above. Failure to sign and provide the declaration of residence requested may result in a shareholder being deemed a non-resident of Canada. Such declaration is contained in the accompanying form of proxy and will be available at the meeting.

Non-Registered Shareholders

     Only registered holders of shares of Cameco, or the persons they appoint as proxies, are permitted to attend and vote at the meeting. If your shares are not registered in your name, they will be held in the name of a nominee, which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. Consequently, you will have received notice of the meeting, this circular, and the 2002 annual report in a mailing from your nominee, together with a proxy form or a request for voting instructions. The purpose of this procedure is to permit non-registered holders to direct the voting of the shares they beneficially own. Each nominee has its own signing and return instructions which you should carefully follow to ensure your shares will be voted. If you are a non-registered shareholder and wish to:

•	vote in person at the meeting; or

•	change voting instructions given to your nominee; or

•	revoke voting instructions given to your nominee and vote in person at the meeting;

contact your nominee to discuss whether this is possible and what procedure to follow.

Class B Shareholder

     The Province of Saskatchewan, as the holder of the Class B share (Class B Share), is entitled to receive notice of and to attend all meetings of shareholders including meetings of any class or series thereof but does not have the right to vote at any such meeting other than a meeting of the holder of the Class B Share as a class. The holder of the Class B Share does not have the right to vote separately as a class except on any proposal to (i) amend Part I of Schedule B of the articles, (ii) amalgamate that would effect an amendment to Part I of Schedule B of the articles, or (iii) amend the articles so as to alter the rights attached to the Class B Share. Part I of Schedule B of the articles currently provides that (A) the registered office and head office operations of Cameco must be located in the Province of Saskatchewan, (B) all of the executive officers (chairman and vice-chairman of the board, chief executive officer, chief operating officer, chief financial officer and president) of Cameco and substantially all of the senior officers (vice-presidents) of Cameco must be ordinarily resident in the Province of Saskatchewan, and (C) all annual meetings of shareholders of the Company must be held at a place in the Province of Saskatchewan.

BUSINESS OF THE MEETING

     A simple majority of votes cast, by person or proxy, will constitute approval of matters voted on at the meeting, except as otherwise specified.

     A quorum for the meeting shall be a person or persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding shares having voting rights at the meeting. No business shall be transacted at the meeting unless the requisite quorum shall be present at the commencement of such meeting, provided that if a quorum is present at the commencement of the meeting, a quorum shall be deemed to be present during the remainder of the meeting.

Financial Statements

     The consolidated financial statements for the year ended December 31, 2002 are included in the 2002 annual report, which has been mailed to shareholders with this circular.

Election of Directors

     The number of directors to be elected at the meeting is 11. The articles provide that the board shall consist of a minimum of three directors and a maximum of 15, with the actual number to be determined from time to time by the board. The board has determined that at the present time there will be 11 directors.

     The table below contains the names of the nominees for election as directors and, unless authority is withheld, the persons named in the accompanying form of proxy intend to vote for these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has directed that the shares be withheld from voting in the election of directors. Each director elected will, subject to the bylaws of the corporation, hold office until the close of the next annual meeting of shareholders of the corporation or until his or her successor is elected or appointed in accordance with the bylaws.

      The following table sets out information regarding the nominees for election as directors.

			Number of Shares[1] and
			Deferred Share Units
Name, Office held in Corporation		Director	(DSU)[2] Beneficially Owned
and Municipality of Residence	Principal Occupation or Employment	Since	as at March 1, 2003

John S. Auston, [3,7] West Vancouver, British Columbia	Geologist, Corporate Director 2000 to present; prior: President, Director and Chief Executive Officer, Ashton Mining of Canada Inc. 1996-2000; President, Director and Chief Executive Officer, Granges Inc. 1993-1995.	1999	Shares DSU	1,500 1,425

Joe F. Colvin [3,5,7] Kiawah Island, South Carolina, USA	President and Chief Executive Officer, Nuclear Energy Institute 1996 to present; prior: Executive Vice-President and Chief Executive Officer, Nuclear Energy Institute Inc. 1994-1996.	1999	Shares DSU	1,000 6,822

Harry D. Cook [5] La Ronge, Saskatchewan	Chief, Lac La Ronge Indian Band 1987 to present; President, Kitsaki Management Limited Partnership, Prince Albert Grand Council Executive Board Member, Federation of Saskatchewan Indian Nations Taxation Commission Board Member and Indian Government Commission Member.	1992	Shares DSU	2,000 2,394

James R. Curtiss [5,6] Brookeville, Maryland, USA	Lawyer, Partner, Winston & Strawn 1993 to present; prior: Commissioner US Nuclear Regulatory Commission 1988-1993.	1994	Shares DSU	1,650 7,610

George S. Dembroski [3,6,7] Toronto, Ontario	Corporate Director, 1998 to present; prior: Vice-Chairman and Director, RBC Dominion Securities Limited (investment dealer) 1981-1998.	1996	Shares DSU	300 2,709

Gerald W. Grandey [3] President and Chief Executive Officer Saskatoon, Saskatchewan	Assumed current position 2003; prior: President 2000-2002; Executive Vice-President 1997-2000.	2000	Shares DSU	41,000 0

Nancy E. Hopkins [3,4] Saskatoon, Saskatchewan	Lawyer, Partner, McDougall Gauley 1984 to present.	1992	Shares DSU	3,200 0

			Number of Shares[1] and
			Deferred Share Units
Name, Office held in Corporation		Director	(DSU)[2] Beneficially Owned
and Municipality of Residence	Principal Occupation or Employment	Since	as at March 1, 2003

J.W. George Ivany [4,6,7] Kelowna, British Columbia	Corporate Director, 1999 to present; prior: President and Vice-Chancellor, University of Saskatchewan 1989-1999.	1999	Shares DSU	0 1,537

A. Neil McMillan [3,4,5] Saskatoon, Saskatchewan	President, Claude Resources Inc. 1996 to present.	2002	Shares DSU	100 409

Robert W. Peterson [4,5,6] Regina, Saskatchewan	President and Chief Operating Officer, Denro Holdings Ltd. 1994 to present.	1994	Shares DSU	3,190 0

Victor J. Zaleschuk [4,6,7,8] Calgary, Alberta	Corporate Director, November 5, 2001 to present; prior: President and Chief Executive Officer, Nexen Inc. (formerly Canadian Occidental Petroleum Ltd.) from June 1, 1997 to June 1, 2001; Senior Vice-President Finance and Chief Financial Officer 1986 to May 31, 1997.	2001	Shares DSU	1,000 1,067

1	This information, not being within the knowledge of the corporation, has been provided by the directors individually.

2	Deferred Share Units (DSU) are granted to a director under Cameco’s deferred share unit plan for directors in lieu of directors cash remuneration. A DSU is a notional unit that reflects the market value of a single common share of Cameco. See page 16 Remuneration of Directors.

3	Member of the strategic planning committee.

4	Member of the audit committee.

5	Member of the environmental and safety committee.

6	Member of the compensation and human resources committee.

7	Member of the nominating and corporate governance committee.

8	Appointed audit committee financial expert.

Appointment of Auditors

      Action is to be taken at the meeting to appoint an auditor for the corporation. Unless such authority is withheld by a shareholder, the persons named in the accompanying proxy intend to vote for the reappointment of the firm of KPMG LLP, the present auditors of the corporation to hold office until the next annual meeting of shareholders. A representative of KPMG LLP is expected to attend the meeting. At that time the representative will have the opportunity to make a statement if desired and will be available to respond to appropriate questions.

     For fiscal years ended December 31, 2001 and December 31, 2002, KPMG LLP and its affiliates were paid by Cameco and its subsidiaries the following fees:

	2002	2001

Audit fees	$623,000	$520,000
Audit – related fees:
Proposed AIM Listing for AGR	$57,000	—
Prospectus	—	$64,000
Due diligence — AGR	—	27,000

	$57,000	$91,000
Tax:
Compliance	$97,000	$76,000
Planning and advice	177,000	204,000

	$274,000	$280,000
All other fees:
Outplacement services	—	$44,000
Special investigation	$30,000	—

	$30,000	$44,000

Total	$984,000	$935,000

     Cameco’s audit committee pre-approves all non-audit services in order to ensure the independence of the external auditors.

Shareholder Proposals

     Attached as schedule C is the shareholder proposal which has been submitted for consideration at the meeting. The board recommends that shareholders vote AGAINST for the reasons set out after the proposal.

     The CBCA permits certain eligible shareholders of the corporation to submit shareholder proposals to the corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the corporation must receive shareholder proposals for the annual meeting of shareholders of the corporation to be held in 2004 is January 16, 2004.

Special Business — Amendment of Cameco’s Articles

Residency of Chair of Board

     Cameco’s articles provide that the chair of the board must be ordinarily resident in the Province of Saskatchewan. With Mr. Michel’s retirement and the board’s decision to separate the positions of chair and chief executive officer, the board believes it is in the best interests of Cameco that the chair be selected based on qualifications, not residence. Cameco proposes to amend its articles to remove the requirement that the chair must be ordinarily resident in the Province of Saskatchewan.

     The form of the proposed special resolution to amend the articles is set out as schedule D to this circular. In order to be effective the proposed special resolution must be approved:

•	by at least two-thirds of the votes cast by shareholders, in person or by proxy, at the meeting or any adjournment hereof; and

•	by the Class B shareholder, the Province of Saskatchewan, voting separately as a class, at the meeting or any adjournment thereof.

     The board recommends shareholders vote FOR the proposed special resolution to amend Cameco’s articles. It is the intention of the management representatives designated in the accompanying form of proxy to vote the shares in respect of which they have been appointed proxy FOR the proposed special resolution, a copy of which is set forth in schedule D to this circular.

     The Province of Saskatchewan, holder of the Class B Share, has indicated to Cameco its intention to approve the proposed special resolution.

Number of Directors

     Cameco’s articles stipulate the board shall consist of a minimum of three directors and a maximum of 15 directors, with the actual number to be determined from time to time by the board.

     The CBCA provides that the directors of a corporation may, if the articles of the corporation so provide, appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

     Cameco proposes to amend its articles, consistent with this provision of the CBCA, to provide that the board may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.

     The board believes that it is in the best interests of Cameco and its shareholders that the board has this right. This right would give the board the flexibility to add qualified individuals to the board between annual meetings. The board therefore proposes that the articles of Cameco be amended to give the board this right.

     The form of the proposed special proposed resolution to amend the articles is set out as schedule E to this circular. In order to be effective, the proposed special resolution must be approved by at least two-thirds of the votes cast by shareholders, in person or by proxy, at the meeting or any adjournment thereof.

     The board recommends shareholders vote FOR the proposed special resolution to amend Cameco’s articles. It is the intention of the management representatives designated in the accompanying form of proxy to vote the shares in respect of which they have been appointed proxy FOR the proposed special resolution, a copy of which is set forth in schedule E to this circular.

SUMMARY OF EXECUTIVE COMPENSATION AND OTHER RELATED ITEMS

Summary Compensation Table

     The summary compensation table sets forth the annual compensation, the long-term compensation and all other compensation awarded to the chief executive officer and the four other most highly compensated executive officers performing a policy-making function in respect of the corporation (named executives) during the fiscal years 2002, 2001 and 2000.

SUMMARY COMPENSATION TABLE

					Long-term
		Annual Compensation			Compensation Awards

				Other Annual	Securities Under
Name and		Salary	Bonus	Compensation	Options Granted
Principal Position	Year	($)	($)[2]	($)[3]	(#)	All Other Compensation ($)

Bernard M. Michel	2002	720,000	300,000	2,894	30,000	1,088,609	[4]
Chair & CEO[1]	2001	680,000	340,000	17,414	27,000	1,087,771	[5]
	2000	650,000	175,000	28,809	24,000	87,417	[6]
Gerald W. Grandey	2002	545,000	200,000	13,950	24,000	175,448	[7]
President [1]	2001	515,000	230,000	41,086	24,000	227,778	[8]
	2000	500,000	125,000	46,239	21,000	291,804	[9]
David M. Petroff	2002	278,000	90,000	2,250	21,000	1,874	[10]
Sr. VP, Finance &	2001	264,000	105,000	8,549	21,000	1,782	[11]
Administration & CFO	2000	255,000	55,000	14,214	15,000	1,710	[12]
Gary M.S. Chad	2002	222,000	67,000	1,305	21,000	1,496	[13]
Sr. VP, Law, Regulatory	2001	210,000	74,000	3,606	21,000	1,416	[14]
Affairs & Corporate	2000	201,000	42,000	3,830	15,000	4,612	[15]
Secretary
Rita M. Mirwald	2002	215,000	64,000	567	21,000	14,949	[16]
Sr. VP, Human Resources	2001	204,000	71,000	7,753	21,000	14,876	[17]
& Corporate Relations	2000	195,000	40,000	8,807	15,000	17,262	[18]

1	Mr. Michel retired from his position as CEO effective December 31, 2002 and his position as chair and director effective March 31, 2003. Mr. Grandey was appointed to the position of CEO effective January 1, 2003, in addition to his position as president.

2	Amounts shown were earned in relation to the financial year indicated.

3	Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for any of the named executives and as a result are not included in the amounts shown. The amounts in this column relate to the dollar value of imputed interest benefits computed in accordance with the Income Tax Act (Canada) for loans provided to named executives under the stock option plan; for Mr. Grandey, in addition for 2000,2001 and 2002 for a loan; and for Mr. Petroff, in addition for 2000, 2001 and 2002 for a housing loan.

4	In 2001, in recognition of his past service to the corporation and to more fully strengthen the alignment of his interest with shareholder interests, a $3,000,000 special employee benefit plan was established for Mr. Michel. $2,000,000 was used to purchase Cameco shares and the remaining $1,000,000 was used to purchase investments, all for the benefit of Mr. Michel. One-third of the Cameco shares and investments purchased vested on January 2, 2001, another one-third vested on January 2, 2002 and the remaining one-third vested on January 2, 2003. In addition, in 2002, a pension top-up of $85,225.00 and term life insurance premiums of $3,384 were paid on behalf of Mr. Michel.

5	A $1,000,000 special employee benefit was paid to Mr. Michel in 2001 (see note 4). In addition, in 2001, a pension top-up of $84,387.00 and term life insurance premiums of $3,384.00 were paid on behalf of Mr. Michel.

6	This amount represents a pension top-up of $77,505, Cameco share savings plan contributions of $6,528, and term life insurance premiums of $3,384 paid on behalf of Mr. Michel in 2000.

7	The corporation agreed to provide to Mr. Grandey annually beginning in 1998 an allowance equal to the difference between the Canadian income tax payable by Mr. Grandey on his base salary and executive cash bonus and the United States income tax payable on the same amounts. As well the corporation also committed to provide to Mr. Grandey commencing in 1998 a currency protection allowance to compensate him for any cash compensation received by him when the Canadian dollar to the United States dollar exchange rate was less than .725. Pursuant to this agreement, a tax equalization payment of $108,423 and a currency protection allowance of $63,641 were paid to Mr. Grandey in 2002. The amount of term life insurance premiums paid on his behalf in 2002 was $3,384.

8	A tax equalization payment of $180,811 and a currency protection allowance of $43,583 were paid to Mr. Grandey in 2001 (see note 7). The amount of term life insurance premiums paid on his behalf in 2001 was $3,384.

9	A tax equalization payment of $243,526 and a currency protection allowance of $44,908 were paid to Mr. Grandey in 2000 (see note 7). The amount of term life insurance premiums paid on his behalf in 2000 was $3,370.

10	This amount represents term life insurance premiums of $1,874 paid on behalf of Mr. Petroff in 2002.

11	This amount represents term life insurance premiums of $1,782 paid on behalf of Mr. Petroff in 2001.

12	This amount represents term life insurance premiums of $1,710 paid on behalf of Mr. Petroff in 2000.

13	This amount represents term life insurance premiums of $1,496 paid on behalf of Mr. Chad in 2002.

14	This amount represents term life insurance premiums of $1,416 paid on behalf of Mr. Chad in 2001.

15	This amount represents Cameco share savings plan contributions of $3,264 and term life insurance premiums of $1,348 paid on behalf of Mr. Chad in 2000.

16	This amount represents defined contribution pension plan contributions of $13,500 and term life insurance premiums of $1,449 paid on behalf of Ms. Mirwald in 2002.

17	This amount represents defined contribution pension plan contributions of $13,500 and term life insurance premiums of $1,376 paid on behalf of Ms. Mirwald in 2001.

18	This amount represents defined contribution pension plan contributions of $13,500, Cameco share savings plan contributions of $2,448, and term life insurance premiums of $1,314 paid on behalf of Ms. Mirwald in 2000.

Cameco Share Savings Plan and Stock Option Plan

Cameco Share Savings Plan

     In October 1990, Cameco offered to its directors, officers and employees a one-time opportunity to purchase unsecured 10-year, 11% bonds of Cameco. The aggregate principal amount of bonds made available was $25,000,000. Seventy-three (73%) of the persons eligible purchased $23,529,000 of the bonds. Eight hundred and forty-nine (849) persons, including the named executives employed at the time, initially participated in the plan.

     Pursuant to the plan Cameco offered financial assistance in order to enable directors, officers and employees to purchase the bonds. Each director, officer and employee was entitled to apply for a loan to a maximum of three times the individual’s base annual remuneration (directors’ fees, in the case of directors). A total of $23,529,000 was borrowed by the persons eligible and the interest rate charged on the loans was the same as the interest rate payable on the bonds. The loans were secured by a pledge of the bonds so purchased.

Interest was payable annually by way of setoff against the interest earned on the bonds. The principal amount of the loans were repaid over 10 years by payroll deduction with partially matching contributions. At any quarter end after December 31, 1993 and subject to certain provisions, participants were entitled to exchange fully paid bonds for shares at an exchange price equal to 90% ($11.25) of the offering price of the shares under Cameco’s initial public offering. As of December 31, 2000, all of the principal amount of the loans were repaid. Bonds outstanding at that time in the amount of $6,363,000 were converted to 565,485 common shares of Cameco and the remainder of $459,000 was paid out to bondholders in cash.

Stock Option Plan

     In 1992, Cameco established a stock option plan to encourage directors, officers and employees of the corporation and its subsidiaries to promote the long-term growth and profitability of the corporation by providing them with the opportunity to acquire shares through options. In 2002, 340 employees, including the named executives, participated in the program. Discussed below are Cameco’s original stock option plan terms, which applied from 1992 to February 1999, and Cameco’s amended stock option plan terms, which took effect in February 1999. For details of the 2002 grants of options to the named executives and the fiscal year option values, see the tables following the description of Cameco’s stock option plan.

Original Stock Option Plan Terms

     Common shares of Cameco are the securities underlying the options granted under Cameco’s stock option plan. Under Cameco’s original plan, three types of options were granted: standard options, reload options and additional options. Any grant under this plan included an equal number of standard options and reload options. The exercise price of the standard and reload options which were issued is the closing price on The Toronto Stock Exchange (TSX) the day before the grant. Standard options are exercisable for a period of seven years commencing three years after the date of the grant. Reload options are exercisable immediately after the date of the grant for a period of 10 years. Upon issuance of the reload options an equal number of additional options are approved to be granted automatically upon exercise of reload options. The additional options permit the holder to acquire Cameco shares after a period of three years and for a period of seven years thereafter provided that at the time of exercise the holder has owned the shares acquired on the exercise of the reload options for a period of at least three years.

     The exercise price for the additional options is the closing price on the TSX the day before the exercise of the reload options. Upon the exercise of reload options, a loan was granted for the purchase price of the shares. The principal of the loan bears interest at a rate equal to the dividend rate on the shares. The principal of the loan is repayable in five annual installments commencing not later than the sixth anniversary of the date of the grant of the exercised reload options to which the loan is related. The loan is to be repaid starting on the sixth anniversary date of the loan by equal 10% annual installments for four years followed by a payment of 60% in year 10. For insiders of the corporation if in any repayment year the closing price of the common shares on the TSX remains at or above the price at which the common shares were purchased with the loan proceeds for 10 consecutive trading days, the insider must forthwith repay an additional installment so that 20% of the original amount of the loan is to be repaid in that year in total. No new loans were granted under the program after February 4, 1999.

     With the approval of the TSX, in May 1999 Cameco instituted a one time loan forgiveness program. Other than insiders (which includes the named executives, officers and directors), employees could amend the terms of any loan granted by Cameco to purchase shares at or above a price of $32.25 by signing a loan amending agreement on or before June 30, 1999. Under the amended loan terms, Cameco’s recourse to collect the outstanding balance of any employee’s loan, after sale of the employee’s shares held as security, is limited to the amount which ensures that Cameco has received a minimum principal repayment under the loan of $32.25 times the number of shares purchased with the loan (minimum amount). Cameco retains all repayments on the loan received in excess of the minimum amount to the maximum amount of the original loan plus interest. The amount of any loan forgiveness is a taxable benefit for the employee. Of the 102 eligible employees, 100 participated in the program.

     All unexercised options under the plan terminate 30 days following the date employment ceases or a director ceases to be a director, except in the event of retirement, disability or death, in which case all unexercised options terminate in three years.

Amended Stock Option Plan Terms

     Commencing in 1999, under Cameco’s stock option plan only standard options have and will be granted, which will expire eight years after the date of the grant. Of the number of standard options granted, unless otherwise specified by the board, from and after the first anniversary of the date of grant, one-third of the options are exercisable by the holder, from and after the second anniversary of the date of grant, two-thirds of the options are exercisable by the holder, and from and after the third anniversary of the date of grant, and each year thereafter until the options expire, all of the options are exercisable by the holder.

     The following table sets forth the options granted under Cameco’s stock option plan to each of the named executives during the fiscal year ended December 31, 2002:

OPTION GRANTS IN FISCAL YEAR ENDING DECEMBER 31, 2002

				Market Value of
				Securities
	Securities			Underlying Options
	Under Options	% of Total		on the Date of
	Granted	Options Granted to	Exercise Price	Grant
Name	(#)	Employees in 2002	($/Security)	($/Security)	Expiration Date

Bernard M. Michel	30,000	6.1%	43.84	43.84	February 25, 2010
Gerald W. Grandey	24,000	4.9%	43.84	43.84	February 25, 2010
David M. Petroff	21,000	4.3%	43.84	43.84	February 25, 2010
Gary M.S. Chad	21,000	4.3%	43.84	43.84	February 25, 2010
Rita M. Mirwald	21,000	4.3%	43.84	43.84	February 25, 2010

     The following table shows for each named executive officer:

•	the number of common shares acquired through stock options during the fiscal year ended December 31, 2002;

•	the aggregate value realized upon exercise; and

•	the number of Cameco shares covered by unexercised options under the Cameco’s stock option plan as at December 31, 2002.

     Value realized upon exercise is the difference between the fair market value of Cameco common shares on the exercise date and the exercise price of the option. Value of unexercised in-the-money options at fiscal year end is the difference between the exercise price of the options and of the fair market value of Cameco shares on December 31, 2002, which was $37.48 per share.

AGGREGATE OPTION EXERCISES IN 2002 AND 2002 YEAR-END OPTION VALUES

	Securities
	Acquired	Aggregate			Net Value of Unexercised In-the
	on	Value	Unexercised Options at Fiscal		Money Options before Tax at
	Exercise	Realized	Year-End		Fiscal Year-End
Name	(#)	($)	(#)		($)

			Exercisable	Unexercisable	Exercisable	Unexercisable

Bernard M. Michel	0	0	178,750	56,000	$915,228	$305,540
Gerald W. Grandey	0	0	118,000	47,000	$560,230	$269,510
David M. Petroff	0	0	50,000	40,000	$305,150	$214,750
Gary M.S. Chad	0	0	45,000	40,000	$182,930	$214,750
Rita M. Mirwald	31,000	$469,334	35,000	40,000	0	$214,750

Pension Plans

     At December 31, 2002, Cameco’s five executive officers, 10 vice-presidents, 11 retirees and two officers of Cameco’s wholly owed subsidiaries participate in the Cameco Corporation executive pension program. This program is a non-contributing supplemental defined benefit plan which is being funded by Cameco. Messrs. Michel, Grandey, Petroff and Chad also participate in the Cameco defined benefit pension plan for senior executives, which is a non-contributory funded registered defined benefit pension plan. The overall benefits payable under the plans equal 1.8% of the average of the individuals highest three years of base salary (excluding bonuses and taxable benefits) times the number of years of service (see Pension Table I below). For the years of service commencing on or after January 1, 1998, the benefits payable under the plan for Cameco’s five executive officers will be 3% (see Pension Table II below). Full benefits are payable at a normal retirement age which is age 65. However, full benefits are also payable at age 60 if the individual has 20 years of service. Pension benefits are paid as a joint annuity with a surviving spouse pension of 60% of the member’s pension. Benefits are not subject to deduction for social security or other offset amounts. Estimated annual benefits payable upon retirement to the named executives of the specific compensation and years of credited service classifications are as shown in the following tables. The first table (Pension Table I) represents benefits related to credited service up to January 1, 1998 and the second table which is applicable only for the executive officers (Pension Plan Table II) represents benefits related to years of service after this date.

Remuneration	PENSION PLAN I ($ PER YEAR)
($)	Years of Service

	5	10	15	20	25	30	35

$200,000	$18,000	$36,000	$54,000	$72,000	$90,000	$108,000	$126,000
$300,000	$27,000	$54,000	$81,000	$108,000	$135,000	$162,000	$189,000
$400,000	$36,000	$72,000	$108,000	$144,000	$180,000	$216,000	$252,000
$500,000	$45,000	$90,000	$135,000	$180,000	$225,000	$270,000	$315,000
$600,000	$54,000	$108,000	$162,000	$216,000	$270,000	$324,000	$378,000
$700,000	$63,000	$126,000	$189,000	$252,000	$315,000	$378,000	$441,000

Remuneration	PENSION PLAN II ($ PER YEAR)
($)	Years of Service

	5	10	15	20	25	30	35

$200,000	$30,000	$60,000	$90,000	$120,000	$150,000	$180,000	$210,000
$300,000	$45,000	$90,000	$135,000	$180,000	$225,000	$270,000	$315,000
$400,000	$60,000	$120,000	$180,000	$240,000	$300,000	$360,000	$420,000
$500,000	$75,000	$150,000	$225,000	$300,000	$375,000	$450,000	$525,000
$600,000	$90,000	$180,000	$270,000	$360,000	$450,000	$540,000	$630,000
$700,000	$105,000	$210,000	$315,000	$420,000	$525,000	$630,000	$735,000

     The estimated full years of credited service in the plans at their normal retirement date, for the named executives, are as follows:

	Years of Credited	Years of Credited
	Service Up to	Service After	Full Years of
	January 1, 1998	January 1, 1998	Credited Service

B. Michel	9.21	5.16	14.37
G. Grandey	5.00	13.50	18.50
D. Petroff	0.92	24.83	25.75
G. Chad	7.12	18.88	26.00
R. Mirwald	17.67	9.33	27.00

Employment Contracts

     The corporation has an employment contract with each of the named executives.

     Mr. Michel has retired. He was paid a retiring allowance of $736,124 in February 2003. Pursuant to his employment contract, Mr. Michel was entitled to receive a retiring allowance for each full year he was employed by Cameco in an amount equal to 10% of his base salary in each year of employment. In addition, in 2001, in recognition of his past service to the corporation and to more fully strengthen the alignment of his interests with shareholder interests, a $3 million special employee benefit plan was established for Mr. Michel. $2 million was used to purchase Cameco shares and the remaining $1 million was used to purchase investments, all for the benefit of Mr. Michel. One-third of the Cameco shares and investments purchased vested on January 2, 2001, another one-third vested on January 2, 2002 and the remaining one-third vested on January 2, 2003.

     The corporation has a five-year employment agreement with Mr. Grandey as chief executive officer from January 1, 2003 to December 31, 2007. Under the agreement Mr. Grandey receives a base salary of $720,000, which may be adjusted annually, and is eligible for consideration of an annual performance bonus (under Cameco’s executive cash bonus program) of up to 60% of his base salary based on corporate and individual performance. Upon assuming his role as chief executive officer on January 1, 2003, Mr. Grandey was paid a bonus of $500,000 and was granted stock options to purchase 100,000 common shares of Cameco exercisable at $37.48, the closing price of Cameco’s shares on the TSX on December 31, 2002. These options expire 8 years after the grant. 20% are exercisable by Mr. Grandey after January 1, 2004, 40% are exercisable after January 1, 2005, 60% are exercisable after January 1, 2006, 80% are exercisable after January 1, 2007 and 100% are exercisable after January 1, 2008, provided Mr. Grandey has not resigned nor been terminated for cause. Mr. Grandey is also entitled to US currency protection for benefits payable to him under the Cameco Corporation supplemental executive pension program to compensate him for any pension benefits received by him when the Canadian dollar to the United States dollar exchange rate is less than .725. Mr. Grandey is entitled to receive, if terminated without cause, a sum equal to three times his base salary at that time, plus benefits.

     Pursuant to their employment contracts, Mr. Chad and Ms. Mirwald are entitled to receive, if terminated without cause, a sum equal to three times base salary at the time, plus benefits. Mr. Petroff is entitled to receive, if terminated without cause, a sum equal to two times his base salary at the time, plus benefits.

Remuneration of Directors

     The non-employee directors of the corporation are each paid $15,000 per annum plus $1,000 for each attendance at a meeting of the board or a meeting of a committee of the board. Each non-Canadian resident director receives a travelling fee equal to $1,000 for each board or committee meeting attended. The lead director, Nancy E. Hopkins, with a special corporate governance role to play in the corporation, received additional compensation of $15,000 for serving in this capacity in 2002. The chair of each board committee receives an annual retainer of $3,750. Mr. Auston received additional compensation of $7,500 for serving as a director of a subsidiary of the corporation. The annual retainers, meeting fees and travelling fees are paid in United States dollars to the two non-Canadian resident directors. The directors received aggregate compensation from the corporation during the year ended December 31, 2002 in the amount of $633,287, of which $269,245 was paid in cash or benefits and the remainder by issuance of deferred share units.

     In order to greater align the interests of directors and shareholders, Cameco adopted share ownership guidelines and a deferred share unit (DSU) plan for directors. Each director is required to hold a minimum of 3,000 common shares or DSUs. A DSU is a notional unit that reflects the market value of a single common share of Cameco. Existing directors have five years from July 1, 2000 to reach the required ownership level. New directors will have five years from becoming a director to meet the ownership level. Until a director meets the share ownership level, one-half of that director’s remuneration is to be satisfied by the granting of DSUs. The DSUs will be redeemed upon retirement or termination of a director for cash based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by that director.

     In addition, the directors participate in the stock option plan. In 2002, each of the non-employee directors received 3,000 standard options under the plan. Nancy E. Hopkins, in her role as lead director, received 4,500 standard options under the plan.

     Directors are reimbursed for travel and other out-of-pocket costs incurred in attending board and committee meetings. Mr. Auston is reimbursed for travel and other out-of-pocket costs incurred in attending board meetings of a subsidiary of the corporation.

Composition of the Compensation and Human Resources Committee

     The following outside directors served as members of the compensation and human resources committee (committee) of Cameco during the fiscal year ended December 31, 2002. All served for the entire year, other than Mr. McCaig and Mr. Dembroski. Mr. McCaig retired from the board in May 2002 and therefore ceased being a member of the committee. Mr. Dembroski was appointed to the committee in May 2002.

James R. Curtiss, chair George Dembroski (May 2002 to present) J.W. George Ivany John R. McCaig (January 2002 – May 2002) Robert W. Peterson Victor J. Zaleschuk

     None of the committee members were or are employees or officers of the corporation or any of its subsidiaries. All of the committee members are participants in Cameco’s stock option plan. Messrs. Curtiss and Peterson are indebted to the corporation under the terms of the loans granted under Cameco’s stock option plan.

Report on Executive Compensation

a)	Executive Compensation Philosophy

The corporation’s philosophy is to provide executive compensation which will:

•	attract and retain a competent management team;

•	focus management’s attention on shareholder wealth creation; and

•	reward successful completion of performance objectives.

The corporation’s executive compensation program has three components: base salary, an executive cash bonus program and a stock option plan.

b)	Cameco’s Executive Compensation

i)	Base Salary

The salaries of the named executives are reviewed annually by the committee. To the extent possible, comparisons are made with salaries for similar positions in the Canadian mining industry as reported by independent national salary surveys.

ii)	Executive Cash Bonus Program

The committee administers the formal executive cash bonus program which offers short-term performance incentives to the executives of the corporation, including the named executives, as part of Cameco’s overall executive compensation package.

Under the executive cash bonus program, annual awards are calculated based on corporate objectives achieved and on individual performance ratings for each participant. The corporate performance rating is determined by reference to defined annual objectives, including operational achievements, strategic initiatives, financial results, shareholder return and other results. Individual performance assessments are determined through objective performance ratings for meeting specific annual goals set at the beginning of the year and by subjective evaluations of performance. Under the program a profitability modifier, being the annual return on average capital, is applied to ensure bonuses are sensitive to the achievement by the corporation of a target level of profitability.

iii)	Stock Option Plan

In 2002, 340 persons, including the named executives, participated in the stock option plan. The committee recommends annually to the board which employees will be granted options and the number of options to be granted. The number of options to be allocated annually among directors, officers, executives and other employees is based on guideline amounts. Stock options granted to employees below the executive level are within established ranges depending upon the employee’s level in the organization and the employee’s performance. The committee believes that the granting of stock options is an effective way of ensuring executive and employee commitment to the longer term interest of the corporation and its shareholders.

c)	Committee’s Annual Compensation Review Process

Cameco’s compensation and human resources committee annually reviews the recommendations of the chief executive officer respecting the salary and executive cash bonus awards for Cameco’s executive officers, and respecting all stock option awards, and makes recommendations to the board for approval. The committee separately reviews the compensation for the chief executive officer and similarly makes a recommendation to the board.

d)	2002 Corporate Performance and Chair and CEO Compensation

The committee annually reviews the performance and the salary of the chair and chief executive officer and reports its findings to the board. The review includes a comparison with salaries for similar positions in various industries and in the Canadian mining industry as reported from time to time by independent national salary surveys. The corporation’s financial and operational performance, strategies employed to secure future gains for the corporation’s shareholders, and overall leadership are among other performance measures used by the committee. This review is the basis upon which the chair and chief executive officer’s compensation is determined.

The committee’s review of corporate financial performance noted that net earnings in 2002 were $46 million compared to $56 million in 2001. In 2002, Cameco achieved record levels of revenue, cash flow from operations and sales of uranium and conversion. However, net earnings in 2002 were negatively impacted by $27 million as a result of the unexpected pit wall failure at the Kumtor gold mine.

The operational performance review noted that the corporation achieved higher production volumes and lower production costs than budgeted at five of the seven of its nuclear business production facilities. In addition, the McArthur River, Key Lake and Blind River operations obtained ISO 14001 certification of their environmental management systems in 2002. Among the year’s other notable successes was Cameco’s employees and long-term contractors outstanding safety record again in 2002. Cameco employees and its long-term contractors recorded an accident frequency of .27 per 200,000 person hours worked.

The committee noted that during 2002 Cameco entered into agreements to acquire an additional 16.6% interest in the Bruce Power Limited Partnership to achieve a 31.6% total ownership of Bruce Power for Cameco. Bruce Power is expected to contribute significantly to Cameco’s earnings in the future. The committee also noted that during 2002 Cameco acquired the Smith Ranch in situ leach mining operation in Wyoming, becoming the sole miner of uranium in the United States. In 2002, Cameco also purchased a 56% interest in AGR Limited, which owns 95% of the Boroo gold deposit in Mongolia, and is moving forward on the consolidation of its gold assets.

Based upon its review, under the executive cash bonus program, the committee awarded Mr. Michel a bonus for his 2002 performance of $300,000. For 2001, Mr. Michel received a $340,000 bonus under the program.

Mr. Michel received a salary increase of 5.9% in 2002 for an annual salary of $720,000. In 2001, in recognition of his past service to the corporation and to more fully strengthen the alignment of his interests with shareholder interests, a $3 million special employee benefit plan was established for Mr. Michel. $2 million was used to purchase Cameco shares and the remaining $1 million was used to purchase investments, all for the benefit of Mr. Michel. One-third of the Cameco shares and investments purchased vested on January 2, 2001, another one-third vested on January 2, 2002 and the remaining one-third vested on January 2, 2003.

Mr. Michel was also granted options to purchase 30,000 shares on February 26, 2002 at $43.84 per share. The committee believes that this level of option award placed the proper emphasis on stock appreciation in his total compensation package. It further aligned his interests with those of Cameco’s shareholders. More weight is given to corporate performance than individual performance in the calculation of bonus awards.

Presented by the committee:

James R. Curtiss, chair
George Dembroski
J.W. George Ivany
Robert W. Peterson
Victor J. Zaleschuk

e)	Performance Graph[1]

     The following performance graph shows the cumulative return over the five-year period ended December 31, 2002 for Cameco’s common shares (assuming reinvestment of dividends), compared to the S&P/TSX Composite Index.

     The table shows what a $100 investment in the above index and Cameco common shares made at the end of fiscal 1997, would be worth at the end of each of the five years following the initial investment.

1	The TSE 300 Index was replaced by the S&P/TSX Composite Index May 1, 2002. The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for the period in question (1997 to 2002).

Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Programs

     Certain directors and officers of the corporation are indebted to Cameco under a securities purchase program pursuant to the old stock option plan. The aggregate indebtedness under the securities purchase program of all present or former directors and officers as at March 1, 2003 is $2,558,122.

     Directors, executive officers and senior officers of the corporation are not indebted to Cameco other than for routine indebtedness and under the terms of the securities purchase program. The following table sets forth the indebtedness of Cameco’s directors, executive officers and senior officers under the securities purchase program as at March 1, 2003:

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

				Common Shares
	Involvement of	Largest Amount		Bought with
	Issuer or	Outstanding During	Amount Outstanding	Financial
Name and	Subsidiary	2002	at March 1, 2003	Assistance During
Principal Position	($)	($)	($)	2002 (#)	Security for Debt

Bernard M. Michel	Cameco	434,510	204,500	0	common shares
Chair
Gerald W. Grandey	Cameco	941,600	832,250	0	common shares
President & CEO
David M. Petroff	Cameco	0	0	0	not applicable
Senior VP, Finance & Administration & CFO
Rita M. Mirwald	Cameco	175,440	0	0	common shares
Senior VP, Human Resources & Corporate Relations
Gary M.S. Chad	Cameco	83,800	83,800	0	common shares
Senior VP, Law, Regulatory Affairs & Corporate Secretary
Harry D. Cook	Cameco	12,633	9,338	0	common shares
Director
James R. Curtiss	Cameco	64,625	56,716	0	common shares
Director
Nancy E. Hopkins	Cameco	118,439	95,161	0	common shares
Director
Robert W. Peterson	Cameco	105,807	93,779	0	common shares
Director

Corporate Governance

     The board of directors and management of Cameco believe in the importance of good corporate governance, recognizing that it is central to strong performance by the corporation.

     Over the past several years, the board has been reviewing its governance practices in the context of developing governance standards and extensive regulatory changes in progress, including the final report of the joint committee on corporate governance as mandated by the TSX, the TSX Venture Exchange and the Canadian Institute of Chartered Accountants, the TSX proposed governance guidelines, the United States Sarbanes-Oxley Act, the discussions between the TSX and the Ontario Securities Commission, the new amendments to the securities legislation in the province of Ontario and the proposed governance rules by the New York Stock Exchange.

     In response, the board has taken the following actions to date:

1.	With the retirement of Mr. Michel as chair and chief executive officer, the board confirmed its earlier decision to separate the positions of chair and chief executive officer by appointing a non-executive chair immediately following this meeting.

2.	Amended the mandate of the audit committee to provide that all members must be financially literate and independent and for the appointment of an audit committee financial expert. The external auditors are now clearly accountable to the board and to the audit committee which has the authority, subject to shareholder approval, to appoint, oversee and terminate if necessary the external auditors. The audit committee has also established procedures for considering the engagement of external auditors for non-audit functions to ensure the independence of the external auditors and is reviewing the issue of audit partner rotation. In addition the audit committee has various new responsibilities relating to oversight of disclosure controls and procedures and annual report certification by the CEO and CFO and the receipt of expanded communications from the external auditors to the committee.

3.	Established a higher standard for independence for members of the audit committee, so that effective March 1, 2003 no members of the committee receive any other fee or compensation, either directly or indirectly, from the corporation other than as a board or committee member.

4.	Appointed director Victor J. Zaleschuk, former chief executive officer and chief financial officer of Nexen Inc., as the audit committee financial expert.

5.	Amended Cameco’s disclosure policy to comply with the Ontario Securities Commission policy on timely disclosure, including establishing a disclosure committee of senior Cameco executives responsible for disclosure decisions.

6.	Reviewed, through the audit committee, Cameco’s disclosure controls and procedures which are in place to ensure that material information, including material financial information, is accurately disclosed in a timely manner in Cameco’s securities filings.

7.	Reviewed Cameco’s Code of Ethics to ensure that any conflicts for directors and senior executives are brought to the attention of the board through the nominating and corporate governance committee for directors and through the audit committee for employees for determination as to acceptability and disclosure.

8.	Overseeing management’s implementation of the new governance provisions of the United States Sarbanes-Oxley Act.

     The board will continue to review and revise where appropriate for Cameco its governance practices in response to changing governance expectations and regulations.

     Cameco’s board has the responsibility for the stewardship of the corporation which it seeks to discharge by establishing policy and overseeing management. Cameco’s board of directors has five standing committees: the strategic planning committee, the audit committee, the environmental and safety committee, the compensation and human resources committee, and the nominating and corporate governance committee. The audit committee’s role is to assist the board of directors in fulfilling its oversight responsibilities for the financial reporting process, internal controls, external auditors, internal auditors and compliance with laws and the code of ethics. The strategic planning committee reviews the business strategy of the corporation. The environmental and safety committee makes recommendations to the board respecting Cameco’s environmental and safety policies and management systems. The compensation and human resources committee makes recommendations to the board respecting senior management compensation, performance, succession planning and the human resources and training policies for the corporation. It also is responsible for pension plan governance, including oversight of the management of Cameco’s pension plans. The nominating and corporate governance committee makes recommendations to the board for the nomination of directors and committee members and assesses the performance of the board of directors. It also has the responsibility for evaluating and advising the board on Cameco’s approach to corporate governance.

     To encourage board renewal, Cameco’s board has adopted a retirement and term-limit policy for board members. Cameco’s board has adopted a retirement age of 70 years and a term limit of nine consecutive years. The retirement age for current and future board members can be extended at the discretion of the board from 70 years to a maximum of 75 years of age. The term limit for current and future directors can also, at the discretion of the board, be extended from nine consecutive years to a maximum of 12 consecutive years. This policy does not apply to board members who are full-time employees of the corporation.

     Cameco’s corporate governance practices are set out in schedule B of this circular with reference to the guidelines for improved corporate governance contained in the report of The Toronto Stock Exchange committee on corporate governance in Canada dated December 1994 (TSE report).

ADDITIONAL ITEMS

Directors’ and Officers’ Liability Insurance

     The corporation maintains a directors’ and officers’ liability insurance policy. Coverage is $75 million per occurrence and limited to $75 million in each policy year subject to a $250,000 deductible to be paid by the corporation. The annual premium is $280,000.

     The corporation has agreed to indemnify each director and officer against all costs, charges and expenses reasonably incurred in respect of any action or proceeding to which any such person is made a party by reason of being a director or officer of the corporation, subject to the limitations as contained in the CBCA.

Delivery of Additional Information

     Any shareholder of record of the corporation or any other person or company who wishes to receive a copy of the corporation’s current annual information form or audited financial statements for the year ended December 31, 2002, may obtain a copy of each by accessing them at Cameco’s website, www.cameco.com, or writing to: Cameco Corporation, 2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3, Attention: Gary M.S. Chad.

Board Approval

     The board has approved the contents and distribution of this circular.

“Gary M.S. Chad”

Gary M.S. Chad
Senior Vice-President,
Law, Regulatory Affairs
and Corporate Secretary

April 16, 2003

SCHEDULE A

Interpretation

For the purposes of this management proxy circular:

a person is an associate * of another person if:

(i)	one is a corporation of which the other is an officer or director;

(ii)	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

(iii)	one is a partnership of which the other is a partner;

(iv)	one is a trust of which the other is a trustee;

(v)	both are corporations controlled by the same person;

(vi)	both are members of a voting trust or parties to an arrangement that relates to voting shares of the corporation; or

(vii)	both are at the same time associates, within the meaning of any of (i) to (iv) above, of the same person;

provided that:

(viii)	if a resident associated with a non-resident submits to the board of directors of the corporation a statutory declaration stating that no voting shares of the corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

(ix)	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

(x)	if any person appears to the board to hold voting shares to which are attached not more than the lesser of four-one-hundredths of 1% of the votes that may be cast to elect directors of the corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.

“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.

“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.

“non-resident” means:

(i)	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

(ii)	a corporation incorporated, formed or otherwise organized outside Canada;

(iii)	a foreign government or agency thereof;

(iv)	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

(v)	a trust

(a)	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents or

(b)	in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or

(vi)	a corporation that is controlled by a trust described in (v) on the previous page.

“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.

“resident” means an individual, corporation, government or agency thereof or trustee that is not a non-resident.

*	For the purpose of schedule B, “associate” shall also mean any relative of such person, including a spouse, or any relative of the spouse, who has the same home as such person.

The foregoing definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and the articles of the corporation.

SCHEDULE B

TSE Corporate Governance				Consistent with
Committee’s Guidelines			Cameco’s Corporate Governance Practices	Guidelines? **

1.	The board should explicitly assume responsibility for the stewardship of the corporation, specifically for:		The board of directors (board) has a formal mandate with the responsibility for the stewardship of the corporation, which it seeks to discharge by establishing policy and overseeing management.	Yes

	a.	Adoption of a strategic planning process;	The corporation’s comprehensive strategic planning process results in the annual review and approval by the board of a strategic plan, a one-year budget and a two-year financial plan. The board’s strategic planning committee reviews the strategic plan with management throughout the year.	Yes

	b.	Identification of principal risks and implementing risk management systems;	The board discusses the principal risks of Cameco’s business in its deliberations, particularly during the strategic planning and budgeting processes. The board reviews and sets policies for the implementation and monitoring of identifiable risks.	Yes

	c.	Succession planning and monitoring senior management;	The compensation and human resources committee annually reviews the adequacy of the corporation’s succession plan, formally evaluates the performance of senior management and sets specific goals for the corporation and senior management to meet. All of this is subsequently approved by the board.	Yes

	d.	Communications policy; and	The board has approved and annually reviews Cameco’s disclosure policy covering timely dissemination of all material information. Cameco is committed to openness, excellence and timeliness in communications with shareholders, employees and the public. Cameco’s investor and media relations department provides information to current and potential shareholders and responds to their inquiries and concerns. The chief executive officer and other officers meet periodically with financial analysts and institutional investors. Investor and media relations staff are also available by telephone and fax. Cameco maintains a website at www.cameco.com to provide information to shareholders and the public.	Yes

**	Are Cameco’s practices generally consistent with the TSE corporate governance committee’s guidelines?

TSE Corporate Governance				Consistent with
Committee’s Guidelines			Cameco’s Corporate Governance Practices	Guidelines? **

	e.	Integrity of internal control and management information systems.	The board and its committees monitor the integrity of Cameco’s internal control and management information systems. The audit committee is responsible for overseeing the internal controls over accounting and financial reporting systems. The audit committee reviews annually the disclosure controls and procedures of the corporation and the certification timetable and process whereby the chief executive officer and the chief financial officer certify the accuracy of the annual report filed with US securities regulators and the absence of significant weakness in internal controls. Quarterly financial presentations are made to the audit committee. The audit committee meets separately with the internal auditor and external auditors of the corporation both without the presence of management. The board receives comprehensive monthly written reports which include extensive financial information showing results and comparisons to budgets and forecasts. The board receives periodic financial presentations from the CFO as to results and forecasts. The environmental and safety committee of the board is responsible for monitoring the environmental and safety management systems at Cameco.	Yes

2.	a.	Majority of directors should be unrelated (free from any interests or relationship which could or could reasonably be perceived to materially interfere with the directors’ ability to act in the best interests of the corporation, other than interests arising from shareholdings);	Gerald W. Grandey, president and chief executive officer, and Harry D. Cook are the only related board members.	Yes

	b.	Disclosure of significant shareholder (ability to exercise a majority of votes to elect the directors).	Cameco has no significant shareholder as defined in the TSE report.	Yes

**	Are Cameco’s practices generally consistent with the TSE corporate governance committee’s guidelines?

TSE Corporate Governance		Consistent with
Committee’s Guidelines	Cameco’s Corporate Governance Practices	Guidelines? **

3.	Disclosure for each director, whether he or she is related, and how that conclusion was reached.	Gerald W. Grandey: related — president and chief executive officer of Cameco.

	Harry D. Cook: related — Mr. Cook is the chief of Lac LaRonge Indian Band and chair of its wholly owned Kitsaki Management Limited Partnership, the parent corporation of subsidiary companies which have service contracts with Cameco, which are not material to Cameco but are material to Kitsaki Management Limited Partnership.	Yes

Joe F. Colvin: unrelated — Mr. Colvin is the President and Chief Executive Officer of Nuclear Energy Institute Inc., a nuclear industry association of which Cameco is a member. In deciding his status as that of an unrelated director, the board considered the size of the association, Mr. Colvin’s position therein, and the relationship of Mr. Colvin to management.

James R. Curtiss: unrelated — Winston & Strawn, the law firm of which Mr. Curtiss is a partner, performs legal services periodically for Cameco. In deciding his status as that of an unrelated director, the board considered the nature of the corporation’s relationship with Winston & Strawn, the amount of legal fees, the size of law firm, and the relationship of Mr. Curtiss to management.

For the rest of the directors, none of them or their “associates”:

• works for Cameco
• has material contracts with Cameco
• receives remuneration from Cameco in excess of fees and compensation as directors and committee members or as directors of subsidiaries of Cameco.

**	Are Cameco’s practices generally consistent with the TSE corporate governance committee’s guidelines?

TSE Corporate Governance				Consistent with
Committee’s Guidelines			Cameco’s Corporate Governance Practices	Guidelines? **

John S. Auston — unrelated
George S. Dembroski — unrelated
Nancy E. Hopkins — unrelated
J.W. George Ivany — unrelated
A. Neil McMillan — unrelated
Robert W. Peterson — unrelated
Victor J. Zaleschuk — unrelated

4.	a.	Appointment of a committee responsible for appointment/ assessment of directors; and	The nominating and corporate governance committee has the mandate to:	Yes
• establish qualifications and criteria for board membership
• recommend candidates for annual election and for filling vacancies on the board
• recommend committee members and the chair of the committees
• evaluate the performance of the board and of committees

	b.	Comprised exclusively of non- management directors, a majority of whom are unrelated.	Cameco’s nominating and corporate governance committee is mandated to be comprised exclusively of non-management directors. All of the committee members are unrelated.	Yes

5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors.		Every two years the nominating and corporate governance committee reviews the effectiveness of the board and its committees through the use of a confidential survey completed by each member, the results of which are subsequently discussed by the board. In alternate years the nominating and corporate governance committee assesses progress made in implementing changes resulting from this process.	Yes

**	Are Cameco’s practices generally consistent with the TSE corporate governance committee’s guidelines?

TSE Corporate Governance				Consistent with
Committee’s Guidelines			Cameco’s Corporate Governance Practices	Guidelines? **

6.	Provide orientation and education programs for new board members.		A director’s manual is provided to all directors, which is updated from time to time. New board members receive a directors’ orientation. There is an annual site visit to a Cameco-operated facility or other nuclear facilities for all directors. Board and committee presentations by management include appropriate background educational information. The audit committee has instituted an education program for committee members. Other formal education and orientation programs will be considered from time to time.	Yes

7.	Consider the size of the board, with a view to improving its effectiveness.		Cameco’s present board size of 11 members brings the necessary skills and experience to board decision-making to form an effective decision-making body. Cameco’s nominating and corporate governance committee annually assesses the size of the board and its composition to determine whether it has all of the necessary constituents for effective decision making.	Yes

8.	Review of compensation of directors in light of risks and responsibilities.		The compensation and human resources committee is mandated to review and recommend to the board the remuneration for directors.	Yes

9.	a.	Committees should be generally composed of non-management directors; and	Committees are comprised solely of non- management members, except for the strategic planning committee, where Gerald W. Grandey, president and chief executive officer, is a member and the environmental and safety committee, where John Jarrell, vice-president, environment and safety, is a member.	Yes

	b.	majority of committee members should be unrelated.	The majority of committee members are unrelated.	Yes

**	Are Cameco’s practices generally consistent with the TSE corporate governance committee’s guidelines?

TSE Corporate Governance					Consistent with
Committee’s Guidelines			Cameco’s Corporate Governance Practices		Guidelines? **

10.	Appoint a committee responsible for approach to corporate governance issues.		The nominating and corporate governance committee is mandated to be responsible to the board for governance of Cameco, including:		Yes
			•	the corporation’s approach to corporate governance issues
			•	the relationship of the board to management

11.	a.	Define limits to management’s responsibilities by developing mandates for: (i) the board; and (ii) the CEO	The board has an express mandate. The CEO’s limits of authority are clearly defined. The board must approve all decisions involving unbudgeted operating expenditures in excess of 10% of the total operating budget and unbudgeted project expenditures in excess of $5 million. The corporation’s annual objectives constitute the CEO’s mandate on a year to year basis. These goals include specific quantifiable goals.		Yes

	b.	Board should approve CEO’s objectives	The compensation and human resources approve CEO’s objectives committee approves the CEO’s specific objectives on an annual basis. These objectives are considered and adopted by the board.		Yes

12.	Establish procedures to enable the board to function independently of management.		Immediately following this annual and special meeting of shareholders, the board intends to appoint a non-executive chair of the board. Since 1993 Cameco has had a lead director to ensure that the board functions independently of management.		Yes

13.	a.	Establish an audit committee with a specifically defined mandate; and	Cameco’s audit committee has the mandate to:		Yes
			•	select, evaluate, oversee and when appropriate replace the external auditors
			•	review the annual audit plan
			•	review and pre-approve all audit and non-audit services engagement terms and fees
			•	annually review and confirm the independence of the external auditors
			•	receive expanded communications from the external auditors
			•	review any off-balance sheet financing

**	Are Cameco’s practices generally consistent with the TSE corporate governance committee’s guidelines?

TSE Corporate Governance					Consistent with
Committee’s Guidelines			Cameco’s Corporate Governance Practices		Guidelines? **

			•	review and recommend board approval of the annual audited financial statements and management discussion and analysis statement and review all interim unaudited financial statements, accompanying press releases and quarterly reports
			•	review the major accounting policies, the presentation of contingencies and the material judgment issues in financial reporting including quality of reporting
			•	oversee the adequacy and effectiveness of internal controls, establish the terms of reference of the internal auditor and receive internal audit reports
			•	review annually the disclosure controls and procedures of the corporation including the certification process for annual reports filed with US securities regulators
			•	review the appointment of the CFO and key financial executives and qualifications of new employees with financial oversight role
			•	recommend board approval of investment and hedging policies and monitor compliance therewith
			•	monitor Cameco’s code of ethics and related party transactions
			•	establish procedures to deal with accounting and auditing complaints
			•	review the expenses of the CEO

	b.	All members should be non-management directors	Cameco’s audit committee, by its mandate, cannot have management directors as members. The members must be financially literate and independent. The independence standards for the audit committee established by the board is that the audit committee members shall not be entitled to receive any fee or compensation either directly or indirectly from the corporation other than as a board or a committee member.		Yes

14.	Implement a system to enable individual directors to engage outside advisors at the corporation’s expense.		Individual directors can engage outside advisors with the authorization of the nominating and corporate governance committee. The audit committee is authorized by its mandate to engage external advisors to assist it in carrying out its duties.		Yes

**	Are Cameco’s practices generally consistent with the TSE corporate governance committee’s guidelines?

SCHEDULE C

SHAREHOLDER PROPOSAL

     The following proposal has been made by the Carpenters’ Local 27 Benefit Trust Funds of 230 Noresemen Street, Etobicoke, Ontario M8Z 6A2. The board of directors and management oppose this proposal for the reasons set out below it.

Shareholder’s Proposal:

     Resolved, that the shareholders of Cameco Corporation hereby request that the Company’s Board of Directors establish a policy of expensing in the Company’s annual income statement the costs of all future stock options issued to senior Company executives.

Shareholder’s Explanation:

     Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report. Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company’s operational earnings.

     Stock options are an important component of our Company’s executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company’s compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

     A recent report issued by Standard & Poor’s indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. “The failure to expense stock option grants has introduced a significant distortion in reported earnings”, stated U.S. Federal Reserve Board Chairman Alan Greenspan. “Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company’s worth”, he concluded. (See: Globe and Mail, “Expensing Options is a Bandwagon Worth Joining,” Aug. 16, 2002.)

     Warren Buffett wrote in a New York Times Op-Ed piece on July 24, 2002:

There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it’s justified.

For many years, I’ve had little confidence in the earnings numbers reported by most corporations. I’m not talking about Enron and WorldCom – examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings ...

Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.’s have told their shareholders that options are cost-free ...

When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don’t belong in the earnings statement, where in the world do they belong?

     Many companies have responded to investors’ concerns about their failure to expense stock options. In recent months, over 100 U.S. and Canadian companies, including Bank of Montreal, Toronto Dominion Bank, Coca Cola Corporation and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements.

     Our company has yet to act. We urge your support.

THE BOARD OF DIRECTORS AND MANAGEMENT RECOMMENDS VOTING AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

     Cameco has a commitment to follow, and believes it does follow, good accounting practices to provide complete accurate and useful financial statement disclosures. Cameco has been providing pro-forma information on the value of options granted to employees in notes to its financial statements for a number of years. We are currently reviewing the expensing of stock options.

     Cameco’s stock option plan is not designed only for executive compensation. It is a broad-based plan under which 340 employees received stock options in 2002. Cameco has been very prudent in the granting of stock options to its employees. Options have never constituted more than 5.083% of the outstanding number of shares. Cameco’s 2002 earnings would have been reduced by 4¢ per share or 4.8% if options were expensed.

     Cameco’s present accounting policy follows the current Canadian generally accepted accounting principles (GAAP) issued in December 2001 under CICA Handbook, Section 3870. These principles require accounting for stock options using the “fair value method of accounting” but provide a choice as to whether stock options will be expensed or disclosed in a footnote with the addition of pro-forma information. Cameco adopted the policy of disclosure of pro-forma information according to Section 3870 effective January 1, 2002.

     The Canadian Accounting Standards Board has announced that it plans to require the expensing of all employee stock-based compensation transactions including issuing stock options. This board issued an exposure draft in late December 2002 on the issue of stock-based compensation for comment and expects to finalize the new standard in 2003. If approved, the new standard, requiring the expensing of employee stock-based compensation based upon the “fair value method of accounting” is expected to apply to periods beginning January 1, 2004. The issue of stock-based compensation is also presently under review by both US and International accounting standard-setting bodies. There are differences between the Canadian Accounting Standards Board (ACSB), the US Financial Accounting Standards Board and the International Accounting Standards Board (IASB) approaches to this issue. The final US and International standards may influence the final Canadian standard. Cameco reports under both Canadian and US GAAP.

     The acceptable current methods for determining fair value of options under the Canadian Accounting Standards Board proposals are subject to a number of variables which are difficult to measure, and may, in some circumstances, materially overstate the actual value of the options granted. For example, we would expense out-of-the-money stock options which are vested but are never exercised and subsequently expire. The ACSB is seeking comment on the methods of valuation and Cameco is hopeful that the final rules adopted by the ACSB will contain improved methods of valuation for calculating stock option expense.

     As the changes to the accounting standards for expensing stock options are still being developed but are expected to be effective January 1, 2004, the board of Cameco decided to:

1.	continue to monitor the developments and proposed changes to accounting standards regarding the expensing of stock options; and

2.	to review expensing the cost of stock for all employees once the accounting standards are finalized.

     If Cameco chooses to expense stock options before the new rules are finalized, we run the risk of selecting accounting and/or option valuation methods which are not acceptable under the new standards. In addition, if we expense options before all the discussion and debate is finalized, we may discover there is a better accounting method at a later date. This could require Cameco to either restate its financial statements or explain two accounting changes regarding stock option expenses in successive years. Because rules are under development in both Canada and US, the risks of adopting the wrong accounting and/or valuation method is compounded.

     The board and management recommend that the shareholders vote against the shareholder proposal requesting that Cameco establish a policy of expensing stock options. This will enable Cameco to follow developments and to comply with final regulatory and industry best practice.

SCHEDULE D
SPECIAL RESOLUTION OF CAMECO SHAREHOLDERS

AMENDMENT TO THE ARTICLES OF AMALGAMATION OF
CAMECO CORPORATION (CORPORATION)

RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the certificate and articles of the Corporation be amended to remove the requirement that the chairman of the board be ordinarily resident in the Province of Saskatchewan by amending Section 1.01 of Schedule B – Part I to read as follows:

1.01	For the purposes of Part I of Schedule B to these Articles and Schedule A to these Articles, the following terms have the following means:

(a)	"Head Office Operations” means:

(i)	all or substantially all of the collective executive, corporate planning, senior administrative and general management functions of the Corporation and those of its subsidiaries owning assets or carrying on business in Canada, taken as a whole; and

(ii)	the office or offices at which persons carrying out the functions of the chief executive officer, chief operating officer, chief financial officer, vice-chairman and the president of the Corporation and all or substantially all other Executive Officers, Senior Officers and other persons carrying out the functions referred to in paragraph (i), are located.

(b)	"Executive Officers” means:

(i)	the Corporation’s Executive Officers; and

(ii)	(if a substantial portion of the Corporation’s assets represents an investment in subsidiaries and a substantial portion of the functions performed by the Corporation’s Executive Officers relates merely to the management of such investment and not to the active businesses carried on by the Corporation’s direct or indirect subsidiaries owning assets or carrying on business in Canada), the persons, whether employed by the Corporation or any subsidiary, carrying out as a substantial part of their duties any of the functions of the chief executive officer, chief operating officer, chief financial officer, vice-chairman, president, any executive vice-president, treasurer, controller or secretary with respect to a substantial portion of the collective businesses carried on by the Corporation’s direct and indirect subsidiaries owning assets or carrying on business in Canada, taken as a whole.

(c)	"Corporation’s Executive Officers” means the persons carrying out as a substantial part of their duties any of the functions of the chief executive officer, chief operating officer, chief financial officer, vice-chairman and president of the Corporation.

(d)	"Senior Officers” means the persons carrying out as a substantial part of their duties any of the functions or duties ordinarily performed by a vice-president.

2.	any officer or director of the Corporation is hereby authorized and directed for, in the name of, and on behalf of, the Corporation to deliver articles of amendment, in duplicate, to the Director under the Canada Business Corporations Act and to execute, or to cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver, or to cause to be delivered, all such documents and instruments, and to do, or to cause to be done, all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to give effect to the foregoing resolution or the matters contemplated thereby.

SCHEDULE E

SPECIAL RESOLUTION OF CAMECO SHAREHOLDERS

AMENDMENT TO THE ARTICLES OF AMALGAMATION
OF CAMECO CORPORATION (CORPORATION)

RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the certificate and articles of the Corporation be amended to include under item 7, “Other Provisions”, the following:

“The number of directors of the Corporation shall be determined by the Directors of the Corporation but shall be not fewer than the minimum and not more than the maximum provided in these articles. The Directors of the Corporation may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.”; and

2.	any officer or director of the Corporation is hereby authorized and directed for, in the name of, and on behalf of, the Corporation to deliver articles of amendment, in duplicate, to the Director under the Canada Business Corporations Act and to execute, or to cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver, or to cause to be delivered, all such documents and instruments, and to do, or to cause to be done, all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to give effect to the foregoing resolution or the matters contemplated thereby.